EXHIBIT 14.1

ASTRA ENERGY, INC.

CODE OF ETHICS AND CONDUCT

Preamble

This Code of Ethics and Conduct (the Code) was designed by Astra Energy, Inc. to govern the way in which we will operate on a daily basis. This Code of Ethics applies to each and every one of our employees, officers, and directors.

Definitions

"We" consists of all of our employees, officers, and directors.

The "Company" is Astra Energy Corporation

The "Commission” is the United States Securities and Exchange Commission.

Basic Principles

I.	We will conduct ourselves honestly and ethically, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships.

2.	We will avoid conflicts of interest, including disclosure to the appropriate persons of any material transaction or relationship that reasonably could be expected to give rise to such a conflict.

3.	We will provide full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with the Commission and in all other public communications we make.

4.	We will comply with all applicable governmental laws, rules and regulations.

5.	We will promptly report violations of this Code to the appropriate person within the Company as described specifically below.

6.	We accept accountability for adherence to this Code.

Specific Situations

Conflicts of interest.

A "conflict of interest" occurs when an individual's private interest interferes in any way, or even appears to interfere, with the interests of the Company as a whole. A situation creating a conflict can arise when an employee, officer or director takes actions or has interests that may make it difficult to perform his or her Company work objectively and effectively. Conflicts of interest also arise when an employee, officer or director, or a member of his or her family, receives improper personal benefits as a result of his or her position in the Company. Loans to, or guarantees of obligations of, such persons are of special concern. Additionally, you may not work for or receive payments of any kind from any competitor, customer, distributor or supplier of the Company without prior approval of Company’s management.

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We will be alert and sensitive to any interest that might be considered to conflict with the best interests of the Company. If you or one of your family members, directly or indirectly, has a financial or personal interest in a contract or transaction to which the Company is a party, or you are contemplating entering into a transaction that involves use of Company assets or could compete with. the Company, you must disclose this situation as soon as you become aware of it to your immediate supervisor. Please disclose your interest and describe all material facts concerning the matter known to you, including the estimated time frame for the transaction if known. If appropriate, supervisors will report any such situations to the President of the Company. If necessary, the President of the Company will report any such situation to the Board of Directors who will, in conjunction with the Company's legal counsel, make a determination of whether or not the situation is a conflict of interest. You should not take any actions until you are advised of the decision. The Company will be sensitive to the time frames you disclose to us.

The Company promotes disclosure of any and all questionable situations. The Company will not retaliate and will not permit any of its employees, directors, or officers to retaliate against you for such disclosure.

Corporate Opportunities.

We are prohibited from (a) taking for ourselves, personally, opportunities that are discovered through the use of Company property, information or position; (b) using Company property, information, or position for personal gain; and (c) competing with the Company. We owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises. If you believe that a contemplated transaction might be found to be a corporate opportunity, you should make full disclosure to your supervisor or manager and seek Company authorization to pursue the opportunity before pursuing the opportunity.

Confidentiality.

Company personnel must maintain and protect the confidentiality of the proprietary and confidential information of the Company and its suppliers and customers, except when disclosure is explicitly authorized or required by applicable law, rule or regulation or approved by senior management. Proprietary and confidential information includes all non-public information that, if disclosed, might be of use to competitors, or harmful to the Company or its customers, including, but not limited to, intellectual property, trade secrets, patents, trademarks, and copyrights, as well as business, marketing and service plans or data, customer lists, supplier lists, financial information, manufacturing ideas or processes, designs, blueprints, databases, records, salary information, and all other non-public data and reports. Such information also includes proprietary and confidential information that suppliers and customers have entrusted to the Company. Company personnel have an obligation to preserve proprietary and confidential information even after they are no longer employed by or affiliated with the Company. Any unauthorized use or distribution of any proprietary or confidential information violates this Code and any unauthorized use or distribution of such information could also be illegal and result in civil or criminal penalties.

Competition and Fair Dealing

The Company seeks to outperform its competitors fairly and honestly and seeks its competitive advantages through superior performance and products, not through unethical or illegal business practices. Stealing or misappropriating proprietary information belonging to third parties, possessing trade secrets or other confidential information that was obtained without the owner's consent, or inducing such disclosures by past or present persons associated with other companies is prohibited. Company personnel must respect the rights of and deal fairly with the Company' s customers, suppliers, competitors and employees. Company personnel must not take unfair advantage of any third party through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or otherwise.

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To maintain the Company's reputation, compliance by Company personnel with all applicable Company quality processes and safety requirements is essential. The Company's quality processes require that the Company's products and services be designed to meet the Company's obligations.

The purpose of business entertainment and gifts in a commercial setting is to create goodwill and foster sound working relationships, not to gain unfair advantage with suppliers and customers.

No gift or entertainment should ever be offered, given, provided or accepted unless it: (1) is not a cash gift, (2) is consistent with customary business practices, (3) is not excessive in value, (4) cannot be construed as a bribe or payoff, and (5) does not violate any law, rule or regulation.

Company personnel are required to discuss with their supervisor or senior management any gift or proposed gift that may not be appropriate under this Code.

Discrimination and Harassment

The diversity of the Company's employees is a tremendous asset. The Company is firmly committed to providing equal opportunity in all aspects of employment and will not tolerate any illegal discrimination or harassment or any kind. Examples of behavior that will not be tolerated include, but are not limited to, derogatory comments based on race, ethnicity, sexual preference and unwelcome sexual advances.

Health and Safety

The Company strives to provide its personnel with a safe and healthful work environment. Each employee is responsible for maintaining a safe and healthy workplace by following safety and health rules and practices and reporting accidents, injuries and unsafe equipment, practices or conditions. Violence and threatening behavior are not permitted. Company personnel should report to work in condition to perform their duties, free from the influence of illegal drugs or alcohol. The use of illegal drugs or alcohol in the workplace is prohibited.

Protection and Proper Use of Company Assets

We will protect the Company's assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company's profitability. All Company assets must be used for legitimate business purposes.

Compliance with Laws, Rules and Regulations

Obeying the law, both in letter and in spirit, is the foundation on which the Company's ethical standards and reputation are built. All Company personnel must respect and obey the laws, rules and regulations of the cities, states and countries in which the Company operates. When in doubt regarding the application of any specific law, rule or regulation, Company personnel are required to seek advice from supervisors, senior management or the Company's legal counsel.

From time to time, the Company may hold information and training sessions to promote compliance with this Code and applicable laws, rules and regulations, including insider trading laws.

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Insider Trading

Insider trading is trading or tipping others to trade in securities of our Company or any other Company based on information which is not available to the public. Insider trading is both unethical and illegal and will be dealt with firmly. Company personnel who have access to confidential information are not permitted to use or share that information for stock trading purposes or for any other purpose, except in connection with the conduct of the Company's business. All non-public information (i.e., information not contained in reports filed by the Company with the Securities and Exchange Commission) about the Company should be considered confidential information. We are required to comply with all applicable laws and regulations wherever we do business. Perceived pressures from supervisors or demands due to business conditions are not excuses for violating the law.

Recordkeeping

The Company requires honest and accurate recording and reporting of information. This includes such data as quality, safety, and personnel records, as well as all business and financial records and reports filed with the Commission. All financial books, records and accounts must accurately reflect transactions and events, and conform both to required accounting principles and to the Company's system of internal controls. No false or artificial entries maybe made.

Reporting of any Illegal or Unethical Behavior.

The Company promotes ethical behavior. The Company encourages you to talk to supervisors, managers or other appropriate personnel when in doubt about the best course of action in a particular situation. Additionally, you should report violations of laws, rules, regulations or the code of business conduct to appropriate personnel. The Company will not allow retaliation for reports made in good faith.

Payments to Government Personnel

The U.S. Foreign Corrupt Practices Act prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. It is strictly prohibited to make illegal payments to government officials of any country.

In addition, the U.S. government has a number of laws, rules and regulations regarding business gratuities that may be accepted by U.S. government personnel. The promise, offer or delivery to an official or employee of the U.S. government of a gift, favor or other gratuity in violation of these laws, rules and regulations not only violate this Code but could also be a criminal offense. State and local governments, as well as foreign governments, may have similar rules. Please refer to the Company's Anti-Corruption Policy for more details.

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Waivers of the Code of Business Conduct and Ethics

A waiver of this Code for corporate officers may be made only by the Company's Board of Directors or a Board Committee and must be disclosed promptly if and as required by applicable rules of the Securities and Exchange Commission .

Compliance Procedures

All Company personnel must actively work to ensure prompt and consistent action against any violation of this Code. When reporting a potential violation of this Code, Company personnel should follow the below steps:

•	Make sure you have all available/acts. In order to reach the right resolution, the Company must be as fully informed as possible.

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Ask yourself: What specifically am I being asked to do? Does it seem unethical or improper? This will enable you to focus on the specific question you are faced with, nd the alternatives you have. Use your judgment and common sense; if something seems unethical or improper, it probably is.

•	Clarify your responsibility and role. In most situations, there is shared responsibility. Are your colleagues and supervisors informed? It may help to get others involved and discuss the situation.

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Discuss the situation with your supervisor or with senior management. This is the basic guidance for all situations. Supervisors or senior management will generally be more knowledgeable about the question and will appreciate being brought into the decision- making process.

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Seek help from Company resources . In the event that you believe that it is not appropriate to discuss an issue with your supervisor, or where you do not feel comfortable approaching your supervisor with your question, you should discuss it with senior management or the Company's legal counsel.

Conclusion

No Code of Ethics of or Code Conduct can cover every situation that might arise in a company. This Code is designed to let you know our basic guiding principles and provide explanation on how to handle various situations. If you have questions on any situation, whether or not described in this document, please ask. The first place to turn is your immediate supervisor or manager. If you are uncomfortable discussing a situation with your immediate supervisor or manager, you may go to anyone in management whom you feel comfortable with, including the President of the Company. We cannot stress our final point enough: "When in doubt, ask."

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